September 25, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Catherine De Lorenzo

Pamela Long

Eric McPhee

Wilson Lee

Re:	StoneBridge Acquisition II Corporation

Registration Statement on Form S-1

File No. 333-286983

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 (“Rule 461”) under the Securities Act of 1933, as amended, StoneBridge Acquisition II Corporation (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement on Form S-1, as amended (the “Registration Statement”), be accelerated to, and that the Registration Statement become effective at, 5:00 p.m., Eastern Time on September 29, 2025, or as soon thereafter as practicable.

Please confirm once the Registration Statement has been declared effective by calling Kelvin Kesse of Kesse PLLC at (346) 348-0239. Please also contact him should you have any questions.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Kesse PLLC.

The Company understands that the underwriter of the offering, Maxim Group LLC, has joined in this request in a separate letter filed with the Commission today.

Yours truly,

StoneBridge Acquisition II Corporation

/s/ Bhargav Marepally
Bhargav Marepally
Chief Executive Officer

cc:	Kelvin Kesse, Esq.
Kesse PLLC

Mitchell S. Nussbaum, Esq.
David J. Levine, Esq.
Loeb & Loeb LLP